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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3) *

                         A.C. MOORE ARTS & CRAFTS, INC.
                         ------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                              (Title of Securities)

                                   0086T 10 3
                                 --------------
                                 (CUSIP Number)


                                    12/31/01
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed to be "filled" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
CUSIP No. 00086T 10 3           SCHEDULE 13G                   Page 2 of 4 Pages
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS.

   William Kaplan

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                            (a) / /     (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5  SOLE VOTING POWER

   1,840,000 shares
--------------------------------------------------------------------------------
6  SHARED VOTING POWER

   0 shares
--------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER

   1,840,000 shares
--------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER

   0 shares
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,840,000 shares
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (See Instructions)
   N/A
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   24.7%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (See Instructions)
   IN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
CUSIP No.  00086T 10 3          SCHEDULE 13G                   Page 3 of 4 Pages
--------------------------------------------------------------------------------

Item 1.
         (a)      Name of Issuer
                           A.C. Moore Arts & Crafts, Inc. (the "Issuer")

         (b)      Address of Issuer's Principal Executive Offices
                           500 University Court, Blackwood, NJ 08012

Item 2.
         (a)      Name of Person Filing
                           William Kaplan

         (b)      Address of Principal Business Office or, if none, Residence
                           500 University Court, Blackwood, NJ 08012

         (c)      Citizenship
                           United States of America

         (d)      Title of Class of Securities
                           Common Stock, no par value

         (e)      CUSIP Number
                           00086T 10 3

Item 3.
         Not Applicable

Item 4.  Ownership

         (a) As of December 31, 2001, Mr. William Kaplan beneficially owned 1,840,000 shares of common stock of the Issuer.

                  The filing of this Statement shall not be construed as an admission that William Kaplan is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the equity securities covered by this statement or that he is required to file this statement.

         (b) As of December 31, 2001, the shares of common stock of the Issuer beneficially owned by William Kaplan represent 24.7% of the outstanding common stock of the Issuer.

         (c) William Kaplan (i) has the sole power to vote or to direct the vote of 1,840,000 shares of common stock of the Issuer; (ii) has shared power to vote or direct the vote of 0 shares of common stock of the Issuer; (iii) has sole power to dispose or direct the disposition of 1,840,000 shares of common stock of the Issuer; and (iv) has shared power to dispose or to direct the disposition of 0 shares of common stock of the Issuer.


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--------------------------------------------------------------------------------
CUSIP No.  00086T 10 3          SCHEDULE 13G                   Page 4 of 4 Pages
--------------------------------------------------------------------------------

Item 5.           Ownership of Five Percent or Less of a Class
                       Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                       Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                       Not Applicable

Item 8.           Identification and Classification of Members of the Group
                       Not Applicable

Item 9.           Notice of Dissolution of Group
                       Not Applicable

Item 10.          Certification
                       Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 2002                            /s/ William Kaplan
       -----------------                            ----------------------------
                                                        William Kaplan